FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record  No. 175

Santiago, November 25, 2014

Ger. Gen. No.  107/2014

Ref.:   Significant Event

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449,

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N° 18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis (the “Company”), I hereby inform you of the following significant event:

Dated today and in relation to the significant events published previously on October 2, 6 and 8, 2014, the Extraordinary Shareholders’ Meeting of Enersis S.A. approved the operation consisting in the purchase by Enersis S.A. of Central Dock Sud S.A.’s (CDS) loans granted by Endesa Latinoamérica, S.A. for an amount of US$ 29 million. It was also approved the subsequent conversion to Chilean Pesos, and pardoning of interest and contribution of the remaining of such loans by Enersis S.A. to the capital of Inversora Dock Sud (IDS) and CDS. Loans will be contributed at their face value and on an equal basis for the remaining shareholders, receiving in exchange, shares issued by IDS and CDS, respectively, in the proportion to the contribution made. In the case of Enersis, loans would be partially amortized in cash, as well as eventual capital reductions of these Argentine subsidiaries, all of which constitutes an Operation with Related Parties (hereinafter the “Operation”).

The Operation, in addition to reestablishing CDS’ equity, is oriented in maintain the current shareholders’ stakes in such company: : Enersis (40%), YPF (40%) and Pan American Energy (20%).

Within the agreed upon schedule with the other shareholders of Central Dock Sud S.A., actions will be taken in order to implement the Operation. In the beginning of December, the financial effects of the Operation on the Company will be reported.

Sincerely yours,

Luigi Ferraris

Chief Executive Officer

c.c.       Santiago Stock Exchange

             Electronic Stock Exchange

             Valparaíso Stock Exchange

             Banco Santander Santiago – Bondholders Representative

             Risk Classification Commission

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luigi Ferraris
--------------------------------------------------

Title: Chief Executive Officer

Date: November 28, 2014